Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP DELIVERS RECORD 2009 GOLD PRODUCTION;
PEER-LEADING FIVE-YEAR GROWTH PROFILE EXTENDED

VANCOUVER, BRITISH COLUMBIA, JANUARY 11, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced record gold production for the 2009 year of over 2.4 million ounces, exceeding guidance that had been previously revised upward from 2.3 million ounces.  Fourth quarter 2009 gold production totaled 601,000 ounces.

Goldcorp’s year-end financial statements are expected to be released on Thursday, March 11, 2010. The calculation of operating costs for 2009 has not yet been completed, but total cash costs(1) are expected to be approximately $295 per ounce of gold on a by-product basis and approximately $390 per ounce of gold on a co-product basis, beating guidance on both measures.   The Company ended the year with $865 million in cash.

“Executing to our plan remained our top priority throughout 2009, so achieving these exceptional results is particularly gratifying,” said Chuck Jeannes, President and Chief Executive Officer.  “In a year that began amid economic uncertainty and ended with record-high gold prices, we delivered on our core mandate of sustainable prosperity for all Goldcorp stakeholders. Our mines all performed at or ahead of expectations, we advanced projects throughout our growth pipeline, including the commencement of regular production and concentrate sales from Peñasquito, and we funded all of this progress from existing sources of liquidity without dilution of shareholders’ equity.  Very importantly, we achieved these successes while also continuing to improve safety and environmental performance throughout the organization.”

“At Peñasquito, ore processing throughput rates for the first sulphide processing line (Line 1) are now at operational production levels while excellent progress continues to be made toward completion and ramp-up of the second sulphide processing line (Line 2) in the third quarter of

2010. Production of both lead and zinc concentrates have ramped up consistent with expectations and commercial production remains on track for the third quarter.”

“As Peñasquito reaches these critical milestones, we will continue to speed the pace of development at our next generation of high-quality growth projects, including the access and development plan for Cochenour in Red Lake, exploration shaft construction at Éléonore in Québec, the Hoyle Pond winze project at Porcupine in Ontario and regional opportunities at Peñasquito.   In addition, in 2010 we expect to fund nearly half of our overall capital commitment at the 40%-owned Pueblo Viejo project in the Dominican Republic, which remains on budget and on schedule for start-up in late 2011.  Finally, we look forward to closing our recently announced transactions with New Gold Inc. regarding the El Morro copper-gold project in Chile and Canplats Resource Corporation and its Camino Rojo project in Mexico, and moving aggressively to advance these important new additions to our growth profile.”

Goldcorp also provided production and cash cost guidance for the 2010 year.  The Company expects to produce approximately 2.6 million ounces of gold at a total cash cost of approximately $350 per ounce on a by-product basis and $450 per ounce on a co-product basis.  The overall forecast production increase in 2010 is broad-based, featuring increases at nearly every mine in the portfolio.

Assumptions used to forecast total cash costs for 2010 include:  $1,000 per ounce for gold; by-product metals prices of $16.00 per ounce for silver and $2.75 per pound for copper; an oil price of $80 per barrel and the Canadian dollar and Mexican peso at $1.05 and $13.00 respectively to the US dollar.  The Company continues to evaluate opportunities to contain input costs and minimize foreign exchange risk through the hedging of both oil and currencies.  Also included in the 2010 calculation of cash costs related to the Alumbrera operations is the disputed payment of the Argentine export tax assessed on the exports of copper concentrate, as the timing of the resolution of this dispute is uncertain.  Using current metals prices and foreign exchange rates, Goldcorp’s by-product cash costs for 2010 would be forecast at $306 per ounce.

Gold production levels on a quarterly basis are expected to ramp up steadily throughout 2010.  Mine-by-mine actual 2009 gold production results and estimated 2010 gold production are as follows:

Mine	2009 Production	2010 Forecast
Red Lake	623,000	675,000
Porcupine	318,000	280,000

Musselwhite	233,000	260,000
Marigold (66.7%)	98,000	120,000
Wharf	67,000	65,000
Los Filos	239,000	300,000
El Sauzal	204,000	155,000
Peñasquito	90,000	180,000
San Dimas	113,000	110,000
Alumbrera (37.5%)	158,000	165,000
Marlin	275,000	290,000
Other	3,000	-
Total	2,421,000	2,600,000

Canada

At Red Lake, exploration drilling off the 4199 drift during 2009 has confirmed that the High Grade zone continues at depth.  In addition to continuing mine development, the focus in 2010 will be increasing mill throughput toward available capacity.  This initiative is expected to lead to a strong increase in gold production at the world’s richest gold mine.

Cochenour is a key component of the Company’s development plans in the Red Lake camp, and upon completion it will be an important contributor to its growth profile beginning in 2014.  In order to access the Cochenour/Bruce Channel deposit quickly and efficiently, a plan is well underway to enlarge and upgrade the existing Cochenour shaft and construct a 5 kilometre high speed tram on the 5400 Level connecting to the Red Lake mine.  This will enable the Bruce Channel deposit ore to be hauled directly to the Red Lake mine and processed at the existing mill facility.  The tram will also open up over several kilometres of unexplored ground at depth in the heart of the prolific Red Lake gold district.

In Timmins, Ontario, successful exploration drilling at the Hoyle Pond underground operation has demonstrated improving gold grades and the extension of several gold structures at depth. This success is spurring new investments in mine development to position the revitalized Porcupine mine complex for long-term success.  The Company will pursue a deep winze (shaft) development to access new zones at Hoyle Pond while enhancing operational flexibility. Continued processing of low-grade stockpiled ore at Porcupine is expected to decrease 2010 gold production compared to 2009.

At Musselwhite in Ontario, exploration will continue to test high-potential lateral targets and extension of existing gold structures.  Added mining flexibility will enable increased ore tonnage throughput, which is expected to result in a strong increase in gold production in 2010.

Mexico

At Peñasquito, positive life-of-mine trends in productivity, metals grades and recoveries will result in a strong ramp-up of gold, silver, lead and zinc production over the life of the mine.  Updated production forecasts by metal are included here as follows:

Construction of Line 2 continues to advance impressively toward planned start-up in the third quarter of 2010.  Completion of construction of the high pressure grinding rolls circuit is expected in the fourth quarter of 2010, allowing for a ramp-up to a full 130,000 tonnes per day capacity in early 2011.

Los Filos mine in Guerrero state is expected to remain the largest gold producer in Mexico in 2010.  The mine will be an important driver of Goldcorp’s growth as commissioning of a crushing and agglomeration plant takes place during the first quarter of 2010.  A production decrease is forecast at El Sauzal as the mine nears the end of its life.  The priority at El Sauzal over its remaining three-year mine life will focus on maintaining low costs and optimizing operations.

Central and South America

The recent track record of production growth is expected to continue in 2010 at Marlin in Guatemala as the mine moves into the heart of the orebody over the next several years.   The discovery of a new gold and silver vein structure in the West Vero area is expected to provide an important new supplement to the mine’s long term growth profile.

The pace of construction continues to accelerate at Pueblo Viejo, the 40% owned gold project in the Dominican Republic operated by Barrick, which owns the remaining 60%.  The project team is evaluating additional opportunities to maximize this large project, including a potential increase in throughput.

Financial Guidance

An estimated $865 million in cash at year-end, an undrawn $1.5 billion credit facility and estimated cash flows in 2010 of approximately $1 billion provide the necessary flexibility needed to fund the Company’s growth objectives.

Capital expenditures for 2010 are forecast at approximately $1.0 billion excluding Pueblo Viejo.  Approximately $485 million has been budgeted for Pueblo Viejo, which includes unspent 2009 capital carry-forwards as well as additional capital for a potential expansion in throughput to 24,000 tonnes per day. Company-wide exploration expenditures in 2010 are expected to amount to approximately $130 million, of which approximately half will be expensed, with efforts focused on replacing reserves mined throughout the year.  General and administrative expense is forecast at $95 million which excludes stock option expense estimated to be $56 million for the year. Depreciation, depletion and amortization expense is expected to be approximately $230 per ounce of gold produced, and the Company expects an overall effective tax rate of 32% for 2010.

Five Year Forecast

Peñasquito remains the primary driver of the Company’s gold production growth of approximately 50% expected in the next five years, with significant contributions from Pueblo

Viejo and incremental increases at a number of long-lived assets.  Year-by-year gold production is forecast as follows:

Year	Forecast Gold Production
2010	2.6 Million
2011	2.8 Million
2012	3.1 million
2013	3.4 Million
2014	3.8 Million

At $1,000 gold, $16 silver, $2.75 copper, $0.80 zinc and $0.80 lead, by-product cash costs are expected to trend below $300 per ounce over the 5-year plan, positioning the Company for strong sustained margins and cash flows over the long term.

Goldcorp is North America’s lowest-cost and fastest growing senior gold producer.  Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

1.
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
(604) 696-3074
Fax:  (604) 696-3001
Email:  info@goldcorp.com
Website:  www.goldcorp.com